                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. _1_________ )(1)


EDAC TECHNOLOGIES CORPORATIONS
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON STOCK

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


279285-10-0

--------------------------------------------------------------------------------
                                 (CUSIP Number)


WILLIAM B BAYNE JR,714 SOUTH 19TH STREET ARLINGTON,VIRGINIA 22202
703-979-1046
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


AUG. 30, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.279285-10-0_______               13D              Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



WILLIAM B BAYNE JR.  ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X_]
                                                                 (b)  [_]

CORPORATION
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION



__USA
______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF SHARES 300706


               _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300706


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


6.10%______________-____________________________________________________________
14   TYPE OF REPORTING PERSON*

IN     195016
IN-     25390
CO-      80300

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._279285-10-0______             13D                Page___ of __ Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
COMMON STOCK OF;
EDAC TECHNOLOGIES CORP.
1806 NEW BRITAIN AVE.
FARMINGTON, CT. 06032
RICHARD A DANDURAND -- CHAIRMAN AND CEO

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)WILLIAM B BAYNE JR

     (b)714 S. 19TH ST ARLINGTON VA 22202

     (c)NONE

     (d)NONE

     (e)USA

     (f)

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

FROM 11/3/01 TO 1/3/02 MR BAYNE PURCHASED 17120 SHARES IN THE AMOUNT OF $34,240

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a)THESE SECURITIES HAVE BEEN ACQUIRED AS AN INVESTMENT WITH CALCULATED THOUGHT TO THE FUTURE

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) MR. BAYNE & HIS 23RD STREET CORP WHICH HE CONTROLS INVESTMENT & IS PRESIDENT OWNS 6.88% OR 300,706 SHARES OF THE COMPANY'S OUTSTANDING STOCK.
     (b) MR. BAYNE HAS THE POWER TO VOTE 300,706 SHARES

     (c) MR. BAYNE PURCHASED 17120 SHARES AT AN AVERAGE PRICE OF $2.00 FROM 11/7/01 TO 1/7/02.

     (d) NONE

     (e) NONE

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.



________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.



________________________________________________________________________________

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        8/30/01

                                        ----------------------------------------
                                                         (Date)


                                                    William B Bayne Jr
                                        ----------------------------------------
                                                       (Signature)


                                                William B Bayne Jr/President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).